SOL Strategies to Participate in Upcoming November Investor and Industry Conferences

Management and Houdini Swap teams available to meet at Cantor Convergence Conference in Miami and Solana Breakpoint in London

TORONTO, November 5, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high performance blockchain and privacy technologies, today announced that members of its leadership team will participate in two industry events this month: the Cantor Convergence conference in Miami Beach, Florida, and Solana Breakpoint 2026 in London, England, where the Company will host a booth alongside its Houdini Swap team.

"We're excited to spend time with our current shareholders and to meet new investors over the coming weeks," said Michael Hubbard, CEO of SOL Strategies. "With Houdini Swap, we now have an operating business working alongside our staking and validator infrastructure, and these events give us the opportunity to tell the story behind how we are growing and scaling it. We love going to Breakpoint every year and meeting the entire Solana Community. We're also sponsoring Block Zero, a one-day Solana Validator Summit taking place on 15 November in London, just before Breakpoint - an incredible opportunity to connect with the infrastructure leaders in the space."

Event: Cantor Convergence: 4th Annual Crypto, Fintech, AI & Energy Infrastructure Conference

Dates: Tuesday, November 10 - Thursday, November 12, 2026

Location: The Ritz-Carlton - Miami Beach, FL

Attendees: Doug Harris, Chief Financial Officer and Stephen Ehrlich, Head of Capital Markets

Interested investors should contact their Cantor sales representative directly to schedule a meeting.

Event: Solana Breakpoint 2026

Dates: Sunday, November 15 - Tuesday, November 17, 2026

Location: Olympia London - London, United Kingdom

Booth: SOL Strategies booth within the Solana Spaces footprint

Attendees: Michael Hubbard, Chief Executive Officer; Stephen Ehrlich, Head of Capital Markets; and members of the Houdini Swap team

To schedule a meeting with the SOL Strategies team, please contact ir@solstrategies.io.

Engagement of KCSA Strategic Communications

The Company also announces that it has engaged KCSA Strategic Communications ("KCSA") to provide investor relations services, effective November 1, 2026 for an initial term of 4 months. KCSA is independent of the Company. Its office is located at 261 Madison Ave. 9th Floor New York, NY 10016. Contact Phil Carlson, 212-896-1233, stke@kcsa.com.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact: Phil Carlson, KCSA Strategic Communications, stke@kcsa.com, 212-896-1233

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's participation in the Cantor Convergence conference and Solana Breakpoint 2026, the topics expected to be discussed at those events, and management's expectations regarding the growth and scaling of the Company's operating business, including Houdini Swap. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.